SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number:  0-18942

                           NOTIFICATION OF LATE FILING

(Check One):  [X]Form 10-K  [_] Form 11-K  [_] Form 20-F  [_] Form 10-Q
[_] Form N-SAR
      For Period Ended:  AUGUST 31, 2000
                         ---------------
[_] Transition Report on Form 10-K      [_] Transition Report on Form 10-Q
[_] Transition Report on Form 20-F      [_] Transition Report on Form N-SAR
[_] Transition Report on Form 11-K
      For Period Ended:  N/A

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

                                     PART I
                             REGISTRANT INFORMATION

                           ILM II SENIOR LIVING, INC.
                            (Full name of registrant)

                         Former name if applicable: N/A

                             1750 Tysons Boulevard,
                                   Suite 1200
                          Tysons Corner, Virginia 22102
                     (Address of principal executive office)

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


    [X]     (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    [X]     (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                 thereof will be filed on or before the 15th calendar day
                 following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    [ ]     (c)  The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-K of ILM II Senior Living, Inc. (the "Registrant") was not completed by November 29, 2000, the last day for a timely filing of such Annual Report for the period ended August 31, 2000 because of delays experienced by the Registrant's accounting staff, as described below.

On August 15, 2000, the Registrant sold its 75% co-tenancy interest in its senior living facility located in Santa Barbara, California (the "Santa Barbara Property"). This sale has caused the Registrant's accounting staff delays in their preparation of the Annual Report of the Registrant on Form 10-K, given the proximity of these events to the end of the Registrant's fiscal year. Therefore, additional time is required in order to enable the Registrant to file a complete and accurate report.


                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification
      J. WILLIAM SHARMAN, JR.               (888)                257-3550
      -----------------------               -----                --------
              (Name)                     (Area Code)         (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                                [X] Yes[ ] No


      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                   [X] Yes [ ]No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates a significant change in results of operations reflected on the earnings statements to be filed with the Annual Report on Form 10-K, as compared to the corresponding period for the last fiscal year resulting from the sale of the Registrant's co-tenancy interest in the Santa Barbara Property. This sale has resulted in a gain to the Registrant of approximately $6.2 million. This gain will be reflected on the earnings statement to be included with the Registrant's Annual Report on Form 10-K.

                           ILM II SENIOR LIVING, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  November 30, 2000                       By:  /s/ J. William Sharman, Jr.
       -----------------                            --------------------------
                                               Name:  J. William Sharman, Jr.
                                               Title: Chairman of the Board of
                                                      Directors, President and
                                                      Chief Executive Officer